UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

On November 26, 2018, Itaú Corpbanca (the “Bank”) released in Chile the Bank’s reviewed Interim Consolidated Financial Statements as of September 30, 2018 and December 31, 2017 and for the three- and nine-month periods ended September 30, 2018 and 2017 (the “Interim Financial Statements”), which are attached hereto as Exhibit 99.1.

This financial information has been prepared in accordance with Chilean accounting principles or Chilean Banking GAAP, issued by the Chilean Superintendency of Banks and Financial Institutions (“SBIF”).  SBIF regulations provide that for those matters not specifically regulated by this agency, the Bank’s financial statements prepared under Chilean Banking GAAP should follow the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Should any discrepancies arise between IFRS principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall prevail.  As a consequence, the Bank’s consolidated financial statements furnished herewith differ from the financial statements for the same periods included in the Bank’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 11, 2018, which were prepared under IFRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro
Name:	Cristián Toro
Title:	General Counsel

Date: November 29, 2018.

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Interim Consolidated Financial Statements of Itaú Corpbanca as of September 30, 2018 and December 31, 2017 and for the three- and nine-month periods ended September 30, 2018 and 2017.